Exhibit 99.8

NICE Recognizes Industry-Leading CXone Application Partners at Fourth Annual
DEVone Partner Conference

Awards highlight innovative applications designed to create a fluent digital customer experience

Hoboken, N.J., November 23, 2021 –NICE (Nasdaq: NICE), today announced its 2021 DEVone Partner Award winners, who were recognized at the fourth annual NICE DEVone Partner Conference. More than 80 partners and NICE employees attended this virtual event where executives shared new DEVone program initiatives and the product roadmap for NICE CXone, the world’s #1 cloud customer experience platform.

The NICE DEVone Ecosystem is one of the industry's largest technology partner networks and extends the NICE CXone portfolio through tested, fully integrated applications that utilize more than 400 APIs. The company works closely with its DEVone partners to ensure a deep understanding of joint customers’ needs in order to provide the next-gen tools necessary for seamless customer experiences.

This year's DEVone Partner Award winners demonstrated innovative and collaborative integrations with NICE CXone that enhance customer experience and deliver better business results. Winners were recognized in the following categories:

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Impact Award: Textel earned the Impact Award for its significant contributions to promoting the value of NICE CXone and the DEVone Ecosystem to customers and prospects. A cloud-based business texting solution, Textel’s integration into NICE CXone's console enables users to connect directly with enterprise-grade conversational texting.

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Rising Star Award: Lucency Technologies, which joined the program earlier this year, was recognized for its commitment to both customer engagement and business growth through active collaboration with NICE CXone. Lucency, an advanced customer context platform, enables the real-time transfer of a customer’s active website data (context) to CXone, empowering agents to understand and anticipate the customer’s exact needs for better experience.

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Connection Award: Surfly and SpiceCSM earned this award as the top two partners who connected their technology to the most NICE CXone customers in the last year. Through their seamless and flexible integrations, both these partners accelerated deployment and added true customer value. Surfly’s co-browsing and remote collaboration technology enables agents to better connect with customers and humanize their interactions, providing a smooth and fast experience. SpiceCSM makes it easy for customers to best utilize existing infrastructure by enabling them to create integrated digital ecosystems that connect disparate systems, people, and processes.

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Innovator Award: Customer Dynamics was recognized for its new, innovative solutions that leverage the power of CXone to help customers move their business forward, achieve new goals, and provide exceptional CX. This DEVone partner provides customers the tools to consistently deliver exceptional, personalized customer interactions by empowering live agents.

NICE CXone stays ahead of evolving and everchanging customer expectations through its digital-first approach, so that contact centers can meet customers where they are, with fast real-time resolution.

"Every contact center has its own individual needs, and NICE CXone offers more than 400 APIs that help solve unique business challenges, so CXone customers can provide innovative and meaningful omnichannel experiences,” said Paul Jarman, CEO of NICE CXone. “As one of the technology industry’s largest partner communities, we're proud to present these awards to DEVone partners who showcase the best of NICE CXone and deliver solutions that help customers achieve their customer service goals.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.